0-28776

02057300

RECD S.E.C.
SEP 18 2002
1086

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

P.F.
9/18/02

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 18, 2002

NEW TEL LIMITED
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's Name)

22 Hasler Road,
Herdsman, Western Australia 6017
Australia
(Address of principal executive offices)

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW TEL LIMITED

By: ______________________

Name: Craig L. Piercy

Title: Company Secretary

Dated: September 18, 2002

The following exhibits are filed as part of this report on Form 6-K:

Description	Exhibit No.
Australian Stock Exchange Release, dated September 13, 2002, relating to New Tel Limited's preliminary final results for the fiscal year ended June 30, 2002.	1

1. Australian Stock Exchange Release, dated September 13, 2002, relating to New Tel Limited's preliminary final results for the fiscal year ended June 30, 2002.

FAXED 13/9/02

New Tel

ASX RELEASE

Our Ref: IC43002I/ASX130902

13 September 2002

Company Announcements Office
The Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

By Facsimile: 1300 300 021

Dear Sir/Madam

PRELIMINARY FINAL REPORT FOR THE YEAR ENDING 30 JUNE 2002

New Tel Limited is pleased to submit its preliminary final report for the period ending 30 June 2002. New Tel is now firmly established in the Australian telecommunications industry as a full service telecommunications carrier offering local, national, international and mobile telephony and internet services.

The Company has recorded a significant improvement in operating performance over the last twelve months. Operating revenue increased by 321 per cent to $144 .8 million compared to the previous twelve month period with improved earnings before interest tax and depreciation (EBITDA) of minus $16.0 million. In addition, the Company has assessed the carrying values of non current assets and notwithstanding the positive outlook for New Tel's operations has taken a prudent and conservative view and amortised and expensed approximately $26.4 million of non cash items.

While the telecommunications business EBITDA has continued to improve since October 2001, New Tel has reported a net loss for the full year that is largely attributable to:

- expensing of new customer acquisitions in the first three months of the fiscal year;
- the integration of WorldxChange which was acquired in May 2001;
- the relocation of Pitt Street Sydney office to North Sydney; and
- gearing up acquisition programmes including Cable & Telecoms, Delta Phones and DigiPlus.

During the period, New Tel expanded its products and services to offer a complete range to customers. The Company now has a national presence with offices, dealers or agents in every capital city and many major regional cities.

The expansion has been a result of organic growth, as well as recent acquisitions including the integration of WorldxChange that was acquired in May 2001, and the acquisition of Cable & Telecoms Limited and Delta Phones in 2002.

As a result of the growth, New Tel has achieved a substantial increase in revenues compared to the same period last year. In terms of total billing revenues the Company now has annual billings of more than $150 million propelling New Tel into the top tier telecommunications companies in Australia.

Customer numbers have consolidated with New Tel now servicing 120,000 customers. Average revenue per user (ARPU) has stabilised in recent months at about $50 per mobile and $70 per fixed wire customer. On completion of the acquisition of DigiPlus, New Tel will have a combined residential and corporate customer base of around 300,000. Combined customers are currently tolling over 1 billion minutes per year resulting in revenues in around $250 million per annum.

With a solid customer base, New Tel has secured savings across our operations resulting from lower customer acquisition costs, improved call traffic margins and consolidation of staff numbers, administrative and infrastructure divisions.

During the past year New Tel also furthered its programme to develop telecommunications internet service provider (ISP) services in China. The ISP businesses are already operational in Beijing and Guangzhou. Portal operations are well established through the Australian site nihao.com which has becoming a leading Chinese web portal in the Southern Hemisphere attracting more than 1 million visits per month. In addition, Nihao China was launched earlier this year targeted at mainland Chinese and is maintained at New Tel's office in Beijing.

In summary, Directors believe that the Company's preliminary results demonstrate the benefits of New Tel's focus on growth through strategic acquisitions.

Yours faithfully

CRAIG PIERCY
COMPANY SECRETARY

Rules 4.1, 4.3

Appendix 4B

Half yearly/preliminary final report

Introduced 30/6/2002.

Name of entity

NEW TEL LIMITED

ABN or equivalent company reference	Half yearly *(tick)*	Preliminary final *(tick)*	Half year/financial year ended ('current period')
009 068 955		✓	30 JUNE 2002

For announcement to the market

Extracts from this report for announcement to the market (see note 1).

				$A'000
Revenues from ordinary activities *(item 1.1)*	up	321%	to	144,824
Profit(loss) from ordinary activities after tax attributable to members *(item 1.22)*	up	19%	to	(42,283)
Profit (loss) from extraordinary items after tax attributable to members *(item 2.5(d))*	gain (loss) of	NIL		NIL
Net profit (loss) for the period attributable to members *(item 1.11)*	up	19%	to	(42,283)

Dividends (distributions)	Amount per security	Franked amount per security
Final dividend *(Preliminary final report only - item 15.4)* Interim dividend *(Half yearly report only - item 15.6)*	NIL¢	NIL
Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)*	NIL¢	NIL¢

+Record date for determining entitlements to the dividend,
(in the case of a trust, distribution) *(see item 15.2)*

N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

If this is a half yearly report it is to be read in conjunction with the most recent annual financial report.

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial performance

		Current period - $A'000	Previous corresponding period - $A'000
1.1	Revenues from ordinary activities *(see items 1.23 -1.25)*	144,824	45,077
1.2	Expenses from ordinary activities (*see items 1.26 & 1.27)*	(188,178)	(97,092)
1.3	Borrowing costs	(94)	(291)
1.4	Share of net profits (losses) of associates and joint venture entities (*see item 16.7*)	-	-
1.5	**Profit (loss) from ordinary activities before tax**	**(43,448)**	**(52,306)**
1.6	Income tax on ordinary activities *(see note 4)*		-
1.7	**Profit (loss) from ordinary activities after tax**	**(43,448)**	**(52,306)**
1.8	Profit (loss) from extraordinary items after tax (*see item 2.5*)	-	-
1.9	**Net profit (loss)**	**(43,448)**	**(52,306)**
1.10	Net profit (loss) attributable to outside +equity interests	1,165	617
1.11	**Net profit (loss) for the period attributable to members**	**(42,283)**	**(51,689)**
	Non-owner transaction changes in equity		
1.12	Increase (decrease) in revaluation reserves		
1.13	Net exchange differences recognised in equity		
1.14	Other revenue, expense and initial adjustments recognised directly in equity (attach details)		
1.15	Initial adjustments from UIG transitional provisions		
1.16	Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15)		
1.17	**Total changes in equity not resulting from transactions with owners as owners**		

Earnings per security (EPS)		Current period	Previous corresponding Period
1.18	Basic EPS	(19.4)	(36.1)
1.19	Diluted EPS	(9.8)	(36.1)

+ See chapter 19 for defined terms.

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members

		Current period - $A'000	Previous corresponding period - $A'000
1.20	Profit (loss) from ordinary activities after tax (*item 1.7*)	(43,448)	(52,306)
1.21	Less (plus) outside +equity interests	1,165	617
1.22	**Profit (loss) from ordinary activities after tax, attributable to members**	**(42,283)**	**(51,689)**

Revenue and expenses from ordinary activities

(see note 15)

		Current period - $A'000	Previous corresponding period - $A'000
1.23	Revenue from sales or services		
	Sales revenue - services	130,259	22,561
	Sales revenue - goods	3,782	7,772
	Other revenue from ordinary activities	9,618	8,789
		143,659	39,122
1.24	Interest revenue	908	3,249
1.25	Other relevant revenue	257	2,706
1.26	Details of relevant expenses		
	Cost of services and goods sold	(100,753)	(29,183)
	Distribution expenses	(552)	(366)
	Service expenses	(18,704)	(15,544)
	Marketing expenses	(11,159)	(12,650)
	Occupancy expenses	(3,197)	(1,971)
	Admin expenses	(12,469)	(8,773)
	Borrowing costs	(168)	(291)
	Other expenses from ordinary activities	(14,810)	(16,989)
		(161,812)	(85,767)
1.27	Depreciation and amortisation excluding amortisation of intangibles *(see item 2.3)*	(26,459)	(11,616)
	Capitalised outlays		
1.28	Interest costs capitalised in asset values		
1.29	Outlays capitalised in intangibles (unless arising from an +acquisition of a business)		

+ See chapter 19 for defined terms.

Consolidated retained profits

		Current period - $A'000	Previous corresponding period - $A'000
1.30	Retained profits (accumulated losses) at the beginning of the financial period	(89,944)	(38,255)
1.31	Net profit (loss) attributable to members (*item 1.11*)	(42,283)	(51,689)
1.32	Net transfers from (to) reserves *(details if material)*		-
1.33	Net effect of changes in accounting policies		-
1.34	Dividends and other equity distributions paid or payable		-
1.35	**Retained profits (accumulated losses) at end of financial period**	**(132,227**	**(89,944)**

Intangible and extraordinary items

		Consolidated - current period			
		Before tax $A'000 (a)	Related tax $A'000 (b)	Related outside +equity interests $A'000(c)	Amount (after tax) attributable to members $A'000(d)
2.1	Amortisation of goodwill	14,911	-	-	14,911
2.2	Amortisation of other intangibles	13,340	-	-	13,340
2.3	**Total amortisation of intangibles**	28,251	-	-	28,251
2.4	Extraordinary items (details)	-	-	-	-
2.5	**Total extraordinary items**	-	-	-	-

Comparison of half year profits
(Preliminary final report only)

		Current year - $A'000	Previous year - $A'000
3.1	Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the *1st* half year (item 1.22 in the half yearly report)	(18,953)	(11,242)
3.2	Consolidated profit (loss) from ordinary activities after tax attributable to members for the *2nd* half year	(23,330)	(40,447)

+ See chapter 19 for defined terms.

	Condensed consolidated statement of financial position	At end of current period $A'000	As shown in last annual report $A'000	As in last half yearly report $A'000
	Current assets			
4.1	Cash	4,377	22,406	15,286
4.2	Receivables	16,874	25,249	29,077
4.3	Investments	96	-	43
4.4	Inventories	1,209	1,561	1,323
4.5	Tax assets	-	-	-
4.6	Other (provide details if material)	-	1,592	1,019
4.7	**Total current assets**	**22,556**	**50,808**	**46,748**
	Non-current assets			
4.8	Receivables	-	-	-
4.9	Investments (equity accounted)	-	-	-
4.10	Other investments	4,787	4,147	5,597
4.11	Inventories			-
4.12	Exploration and evaluation expenditure capitalised *(see para .71 of AASB 1022)*	-	-	-
4.13	Development properties (+mining entities)	-	-	-
4.14	Other property, plant and equipment (net)	19,978	19,720	19,643
4.15	Intangibles (net)	39,143	18,732	27,200
4.16	Tax assets			-
4.17	Other (provide details if material)	1,340	4,381	3,148
4.18	**Total non-current assets**	**65,248**	**46,980**	**55,588**
4.19	**Total assets**	**87,804**	**97,788**	**102,336**
	Current liabilities			
4.20	Payables	35,496	28,855	45,473
4.21	Interest bearing liabilities	3,000	1,144	1,507
4.22	Tax liabilities	-	-	-
4.23	Provisions exc. tax liabilities	6,260	7,457	5,621
4.24	Other (provide details if material)	-	947	1,148
4.25	**Total current liabilities**	**44,756**	**38,403**	**53,749**
	Non-current liabilities			
4.26	Payables	-	-	-
4.27	Interest bearing liabilities	2,868	3,178	3,812
4.28	Tax liabilities	-	-	-
4.29	Provisions exc. tax liabilities	4,538	4,288	4,337
4.30	Other (provide details if material)	379	447	359
4.31	**Total non-current liabilities**	7,785	7,913	**8,508**

+ See chapter 19 for defined terms.

Condensed consolidated statement of financial position continued

4.32	**Total liabilities**	**52,541**	**46,316**	**62,257**
4.33	Net assets	**35,263**	**51,472**	**40,079**
	Equity			
4.34	Capital/contributed equity	170,624	141,090	148,730
4.35	Reserves	3,497	29	340
4.36	Retained profits (accumulated losses)	(138,673)	(89,944)	(108,897)
4.37	**Equity attributable to members of the parent entity**	**35,448**	**51,433**	**40,173**
4.38	Outside +equity interests in controlled entities	(186)	39	(94)
4.39	**Total equity**	**35,262**	**51,472**	**40.079**
4.40	Preference capital included as part of 4.37	-	-	-

Notes to the condensed consolidated statement of financial position

Exploration and evaluation expenditure capitalised

(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

		Current period $A'000	Previous corresponding period - $A'000
5.1	Opening balance		
5.2	Expenditure incurred during current period		
5.3	Expenditure written off during current period		
5.4	Acquisitions, disposals, revaluation increments, etc.		
5.5	Expenditure transferred to Development Properties		
5.6	**Closing balance as shown in the consolidated balance sheet** *(item 4.12)*		

Development properties

(To be completed only by entities with mining interests if amounts are material)

		Current period $A'000	Previous corresponding period - $A'000
6.1	Opening balance		
6.2	Expenditure incurred during current period		
6.3	Expenditure transferred from exploration and evaluation		
6.4	Expenditure written off during current period		
6.5	Acquisitions, disposals, revaluation increments, etc.		

+ See chapter 19 for defined terms.

6.6	Expenditure transferred to mine properties		
6.7	**Closing balance as shown in the consolidated balance sheet** *(item 4.13)*		

Condensed consolidated statement of cash flows

		Current period $A'000	Previous corresponding period - $A'000
	Cash flows related to operating activities		
7.1	Receipts from customers	145,297	21,246
7.2	Payments to suppliers and employees	(165,014)	(54,133)
7.3	Dividends received from associates	-	-
7.4	Other dividends received	-	-
7.5	Interest and other items of similar nature received	965	3,192
7.6	Interest and other costs of finance paid	(67)	(45)
7.7	Income taxes paid	-	-
7.8	Other (provide details if material)	-	-
7.9	**Net operating cash flows**	**(18,819)**	**(29,740)**
	Cash flows related to investing activities		
7.10	Payment for purchases of property, plant and equipment	(3,884)	(1,601)
7.11	Proceeds from sale of property, plant and equipment	-	113
7.12	Payment for purchases of equity investments	(16,765)	-
7.13	Proceeds from sale of equity investments	2,047	2,978
7.14	Loans to other entities	(200)	-
7.15	Loans repaid by other entities	-	185
7.16	Other (provide details if material)	(1,426)	(17,227)
7.17	**Net investing cash flows**	**(20,228)**	**(15,552)**
	Cash flows related to financing activities		
7.18	Proceeds from issues of +securities (shares, options, etc.)	22,888	4,902
7.19	Proceeds from borrowings	-	221
7.20	Repayment of borrowings	(1,604)	(1,011)
7.21	Dividends paid	-	-
7.22	Other (provide details if material)	(266)	227
7.23	**Net financing cash flows**	**21,018**	**4,339**
7.24	**Net increase (decrease) in cash held**	**(18,029)**	**(40,953)**
7.25	Cash at beginning of period *(see Reconciliation of cash)*	22,406	63,359
7.26	Exchange rate adjustments to item 7.25.	-	-
7.27	**Cash at end of period** *(see Reconciliation of cash)*	4,377	22,406

+ See chapter 19 for defined terms.

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. *(If an amount is quantified, show comparative amount.)*

Reconciliation of cash

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current period $A'000	Previous corresponding period - $A'000
8.1	Cash on hand and at bank	4,377	22,406
8.2	Deposits at call	-	-
8.3	Bank overdraft	-	-
8.4	Other (provide details)	-	-
8.5	**Total cash at end of period** *(item 7.27)*	**4,377**	**22,406**

Other notes to the condensed financial statements

Ratios		Current period	Previous corresponding Period
9.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*)	(30%)	(78%)
9.2	**Profit after tax / +equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members (*item 1.11*) as a percentage of equity (similarly attributable) at the end of the period (*item 4.37*)	(122%)	(49%)

Earnings per security (EPS)

10. Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

		Current period	Previous corresponding period
(a)	Basic EPS (cents per share)	(19.4)	(36.1)
(b)	Diluted EPS (cents per share)	(9.8)	(36.1)
(c)	weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	217,654,000	144,722,000

+ See chapter 19 for defined terms.

NTA backing *(see note 7)*	Current period	Previous corresponding period
11.1 Net tangible asset backing per +ordinary security	(1.4)	0.34

Discontinuing Operations

(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)

12.1 Discontinuing Operations

Control gained over entities having material effect

13.1 Name of entity (or group of entities)	
13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was +acquired	$
13.3 Date from which such profit has been calculated	
13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	$

Loss of control of entities having material effect

14.1 Name of entity (or group of entities)	
14.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	$
14.3 Date to which the profit (loss) in item 14.2 has been calculated	
14.4 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	$
14.5 Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	$

+ See chapter 19 for defined terms.

Dividends (in the case of a trust, distributions)

15.1	Date the dividend (distribution) is payable	
15.2	+Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00 pm if +securities are not +CHESS approved, or security holding balances established by 5.00 pm or such later time permitted by SCH Business Rules if +securities are +CHESS approved)	
15.3	If it is a final dividend, has it been declared? *(Preliminary final report only)*	

Amount per security

		Amount per security	Franked amount per security at % tax (see note 4)	Amount per security of foreign source dividend
	(Preliminary final report only)			
15.4	**Final dividend:** Current year	¢	¢	¢
15.5	Previous year	¢	¢	¢
	(Half yearly and preliminary final reports)			
15.6	**Interim dividend:** Current year	¢	¢	¢
15.7	Previous year	¢	¢	¢

Total dividend (distribution) per security (interim *plus* final)

(Preliminary final report only)

		Current year	Previous year
15.8	+Ordinary securities	¢	¢
15.9	Preference +securities	¢	¢

+ See chapter 19 for defined terms.

Half yearly report - interim dividend (distribution) on all securities *or* Preliminary final report - final dividend (distribution) on all securities

		Current period $A'000	Previous corresponding period - $A'000
15.10	+Ordinary securities *(each class separately)*		
15.11	Preference +securities *(each class separately)*		
15.12	Other equity instruments *(each class separately)*		
15.13	**Total**		

The +dividend or distribution plans shown below are in operation.

The last date(s) for receipt of election notices for the +dividend or distribution plans

Any other disclosures in relation to dividends (distributions). *(For half yearly reports, provide details in accordance with paragraph 7.5(d) of AASB 1029 Interim Financial Reporting)*

Details of aggregate share of profits (losses) of associates and joint venture entities

	Group's share of associates' and joint venture entities':	Current period $A'000	Previous corresponding period - $A'000
16.1	Profit (loss) from ordinary activities before tax		
16.2	Income tax on ordinary activities		
16.3	**Profit (loss) from ordinary activities after tax**		
16.4	Extraordinary items net of tax		
16.5	**Net profit (loss)**		
16.6	Adjustments		
16.7	**Share of net profit (loss) of associates and joint venture entities**		

+ See chapter 19 for defined terms.

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities. *(If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from dd/mm/yy") or disposal ("to dd/mm/yy").)*

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (*item 1.9*)	
	Current period	Previous corresponding period	Current period $A'000	Previous corresponding period - $A'000
17.1 **Equity accounted associates and joint venture entities**				
17.2 **Total**				
17.3 Other material interests				
17.4 **Total**				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current period

(Description must include rate of interest and any redemption or conversion rights together with prices and dates)

	Category of +securities	Total number	Number quoted	Issue price per security (see note 14) (cents)	Amount paid up per security (see note 14) (cents)
18.1	**Preference +securities** *(description)*				
18.2	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks, redemptions				
18.3	**+Ordinary securities**	282,995,883	252,995,883		
18.4	Changes during current period (a) Increases through issues (b) Decreases through returns of capital, buybacks	133,253,274	133,253,274		
18.5	**+Convertible debt securities** *(description and conversion factor)*				
18.6	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.7	**Options** *(description and conversion factor)*	212,989,240	49,657,990	*Exercise price*	*Expiry date (if any)*
18.8	Issued during current period				
	Listed	49,657,990	49,657,990	$0.50	31/12/2004
	Unlisted	6,800,000	-	$0.50	31/12/2004
	Unlisted	25,000,000	-	$0.50	30/11/2004
	Unlisted	12,500,000	-	$0.75	30/11/2005
	Unlisted	12,500,000	-	$1.25	30/11/2006
18.9	Exercised during current period				
18.10	Expired during current period				
18.11	**Debentures** *(description)*				
18.12	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				
18.13	**Unsecured notes** *(description)*				
18.14	Changes during current period (a) Increases through issues (b) Decreases through securities matured, converted				

+ See chapter 19 for defined terms.

Segment reporting

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with *AASB 1005: Segment Reporting* and for half year reports, *AASB 1029: Interim Financial Reporting*. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's +accounts should be reported separately and attached to this report.)

Comments by directors

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by *AASB 1029: Interim Financial Reporting*. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.)

Basis of financial report preparation

19.1 Not required.

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period.

Further to the announcement on the 9th January 2002, New Tel has completed the private placement of 10,000,000 ordinary shares at $0.225 per share raising $2,250,000.

On the 16th January 2002 New Tel announced that it would proceed with its takeover offer for all the issued capital of Cable and Telecoms Ltd. At the close of the offer New Tel had a relevant interest of 92.75% of the shares in Cable and Telecoms and compulsorily acquired the remainder.

On 12th March 2002 New Tel paid $4,000,000 cash with respect to the indemnity it had previously provided on behalf of Advanced Engine Components Limited Structured Equity program. As a result current provisions have been reduced by that amount.

On the 15th March 2002 New Tel announced that it has entered into an agreement for the acquisition of the business and assets of Digiplus Pty Limited for proposed purchased consideration of $40 million in cash and $10 million in New Tel shares payable in tranches over a 15 month period. As part of this acquisition the Company announced a private placement of 65 million shares and 65 million options raising $13 million. Shareholder approval for the various aspects of this transaction was obtained at the Extraordinary General Meeting on 22 August 2002.

The Group incurred an EBITDA loss for the period of $16.99 million and as at 30 June 2002 had a working capital deficiency of $8.6 million. This preliminary final report is prepared on a going concern basis as the Directors consider this to be an appropriate basis for the following reasons:

- The financial performance of the Company's telecommunications business continues to improve with increasing revenues and reducing costs;
- The Company's strategic growth by acquisition programme includes the acquisition of DigiPlus as noted above; and
- Capital raisings as noted above.

+ See chapter 19 for defined terms.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

As reported on the 20th of August, the Company has entered into an agreement to divest its shareholding in subsidiary company Advanced Engine Components Ltd ("AEC") to Global Business Solutions Ltd ("GBS"), including an assignment of its loan to ACE, the balance of which at the reporting date was $3,441,414.

Since the end of the current period no other material matter has occurred that has not already been disclosed to the market, or included elsewhere in the report.

19.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

There are currently no franking credits available and no prospects of paying any franked dividends for at least the next year.

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows. (Disclose changes and differences in the half yearly report in accordance with *AASB 1029: Interim Financial Reporting*. Disclose changes in accounting policies in the preliminary final report in accordance with *AASB 1001: Accounting Policies-Disclosure*).

+ See chapter 19 for defined terms.

Earnings per share
The consolidated entity has applied AASB 1027 earnings per share (issued June 2001) for the first time from 1 July 2001. Basic and diluted earnings per share (EPS) for the comparative period ended 30 June 2001 has been adjusted so that the basis of calculation used is consistent with that of the current period.

Basic Earnings per share
Basic EPS earnings are now calculated as net profit or loss, rather than excluding extraordinary items.

Diluted earnings per share
Diluted EPS earnings are now calculated by only adjusting the basic EPS earnings for the after tax effect of financing costs and the effect of conversion to ordinary shares associated with the dilutive potential ordinary shares, rather than including the notional earnings on the funds that would have been received by the entity had the potential ordinary shares been converted. The diluted EPS weighted average number of shares now includes the weighted average number of shares assumed to be issued for no consideration in relation to dilutive potential ordinary shares, rather than the total number of dilutive potential ordinary shares. The identification of dilutive potential ordinary shares is now based on net profit or loss from continuing ordinary operations not net profit or loss before extraordinary items and is applied on a cumulative basis, taking into account the incremental earnings and incremental number of shares for each series of potential ordinary share.

Segment Reporting
The consolidated entity has applied the revised AASB 1005 Segment Reporting (issued in August 2000) from the first time from 1 July 2001. Individual business segments have been identified on the basis of grouping individual products or services subject to similar risks and returns. The new segments reported are: telecommunications products and services and vehicle engine systems. Comparative information has been restated for the changes in definitions of segment revenues and results.

Urgent Issues Group Consensus View (UIG) Abstract 42 Subscriber Acquisition Costs in the Telecommunications Industry.
UIG Abstract 42 has been applied in respect to subscriber acquisition costs from 1 July 2002.

19.6 Revisions in estimates of amounts reported in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous +annual reports if those revisions have a material effect in this half year.

Not applicable.

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities and contingent assets since the last + annual report.

There are no changes to contingent liabilines or assets not disclosed elsewhere.

+ See chapter 19 for defined terms.

Additional disclosure for trusts

20.1	Number of units held by the management company or responsible entity or their related parties.	
20.2	A statement of the fees and commissions payable to the management company or responsible entity. Identify: • initial service charges • management fees • other fees	

+ See chapter 19 for defined terms.

Annual meeting

(Preliminary final report only)

The annual meeting will be held as follows:

Place	To be advised
Date	To be advised
Time	To be advised
Approximate date the +annual report will be available	To be advised

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used	

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does/~~does not~~* *(delete one)* give a true and fair view of the matters disclosed (see note 2).

4 This report is based on +accounts to which one of the following applies.
(Tick one)

☐	The +accounts have been audited.	☐	The +accounts have been subject to review.
✓	The +accounts are in the process of being audited or subject to review.	☐	The +accounts have *not* yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available* *(delete one). (Half yearly report only - the audit report or review by the auditor must be attached to this report if this report is to satisfy the requirements of the Corporations Act.)*

6 The entity has/~~does not have*~~ *(delete one)* a formally constituted audit committee.

Sign here: .... Date: ....13 September 2002.............
(Director/Company Secretary)

Print name: CRAIG PIERCY

+ See chapter 19 for defined terms

Notes

1. **For announcement to the market** The percentage changes referred to in this section are the percentage changes calculated by comparing the current period's figures with those for the previous corresponding period. Do not show percentage changes if the change is from profit to loss or loss to profit, but still show whether the change was up or down. If changes in accounting policies or procedures have had a material effect on reported figures, do not show either directional or percentage changes in profits. Explain the reason for the omissions in the note at the end of the announcement section. Entities are encouraged to attach notes or fuller explanations of any significant changes to any of the items in page 1. The area at the end of the announcement section can be used to provide a cross reference to any such attachment.

2. **True and fair view** If this report does not give a true and fair view of a matter (for example, because compliance with an Accounting Standard is required) the entity must attach a note providing additional information and explanations to give a true and fair view.

3. **Condensed consolidated statement of financial performance**

   Item 1.1 The definition of "revenue" and an explanation of "ordinary activities" are set out in *AASB 1004: Revenue*, and *AASB 1018: Statement of Financial Performance*.

   Item 1.6 This item refers to the total tax attributable to the amount shown in item 1.5. Tax includes income tax and capital gains tax (if any) but excludes taxes treated as expenses from ordinary activities (eg, fringe benefits tax).

4. **Income tax** If the amount provided for income tax in this report differs (or would differ but for compensatory items) by more than 15% from the amount of income tax *prima facie* payable on the profit before tax, the entity must explain in a note the major items responsible for the difference and their amounts. The rate of tax applicable to the franking amount per dividend should be inserted in the heading for the column "Franked amount per security at % tax" for items 15.4 to 15.7.

5. **Condensed consolidated statement of financial position**

   Format The format of the consolidated statement of financial position should be followed as closely as possible. However, additional items may be added if greater clarity of exposition will be achieved, provided the disclosure still meets the requirements of *AASB 1029: Interim Financial Reporting*, and *AASB 1040: Statement of Financial Position*. Also, banking institutions, trusts and financial institutions may substitute a clear liquidity ranking for the Current/Non-Current classification.

   Basis of revaluation If there has been a material revaluation of non-current assets (including investments) since the last +annual report, the entity must describe the basis of revaluation adopted. The description must meet the requirements of *AASB 1010: Accounting for the Revaluation of Non-Current Assets*. If the entity has adopted a procedure of regular revaluation, the basis for which has been disclosed and has not changed, no additional disclosure is required.

6. **Condensed consolidated statement of cash flows** For definitions of "cash" and other terms used in this report see *AASB 1026: Statement of Cash Flows*. Entities should follow the form as closely as possible, but variations are permitted if the directors (in the

+ See chapter 19 for defined terms.

case of a trust, the management company) believe that this presentation is inappropriate. However, the presentation adopted must meet the requirements of *AASB 1026*. +Mining exploration entities may use the form of cash flow statement in Appendix 5B.

7. **Net tangible asset backing** Net tangible assets are determined by deducting from total tangible assets all claims on those assets ranking ahead of the +ordinary securities (ie, all liabilities, preference shares, outside +equity interests etc). +Mining entities are *not* required to state a net tangible asset backing per +ordinary security.

8. **Gain and loss of control over entities** The gain or loss must be disclosed if it has a material effect on the +accounts. Details must include the contribution for each gain or loss that increased or decreased the entity's consolidated profit (loss) from ordinary activities and extraordinary items after tax by more than 5% compared to the previous corresponding period.

9. **Rounding of figures** This report anticipates that the information required is given to the nearest $1,000. If an entity reports exact figures, the $A'000 headings must be amended. If an entity qualifies under ASIC Class Order 98/0100 dated 10 July 1998, it may report to the nearest million dollars, or to the nearest $100,000, and the $A'000 headings must be amended.

10. **Comparative figures** Comparative figures are to be presented in accordance with *AASB 1018* or *AASB 1029 Interim Financial Reporting* as appropriate and are the unadjusted figures from the latest annual or half year report as appropriate. However, if an adjustment has been made in accordance with an accounting standard or other reason or if there is a lack of comparability, a note explaining the position should be attached. For the statement of financial performance, *AASB 1029 Interim Financial Reporting* requires information on a year to date basis in addition to the current interim period. Normally an Appendix 4B to which *AASB 1029 Interim Financial Reporting* applies would be for the half year and consequently the information in the current period is also the year to date. If an Appendix 4B Half yearly version is produced for an additional interim period (eg because of a change of reporting period), the entity must provide the year to date information and comparatives required by *AASB 1029 Interim Financial Reporting*. This should be in the form of a multi-column version of the consolidated statement of financial performance as an attachment to the additional Appendix 4B.

11. **Additional information** An entity may disclose additional information about any matter, and must do so if the information is material to an understanding of the reports. The information may be an expansion of the material contained in this report, or contained in a note attached to the report. The requirement under the listing rules for an entity to complete this report does not prevent the entity issuing reports more frequently. Additional material lodged with the +ASIC under the Corporations Act must also be given to ASX. For example, a director's report and declaration, if lodged with the +ASIC, must be given to ASX.

12. **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if one exists) must be complied with.

13. **Corporations Act financial statements** This report may be able to be used by an entity required to comply with the Corporations Act as part of its half-year financial statements if prepared in accordance with Australian Accounting Standards.

+ See chapter 19 for defined terms.

14. **Issued and quoted securities** The issue price and amount paid up is not required in items 18.1 and 18.3 for fully paid securities.

15 **Details of expenses** *AASB 1018* requires disclosure of expenses from ordinary activities according to either their nature or function. For foreign entities, there are similar requirements in other accounting standards accepted by ASX. *AASB ED 105* clarifies that the disclosures required by *AASB 1018* must be either *all* according to nature or *all* according to function. Entities must disclose details of expenses using the layout (by nature or function) employed in their +accounts.

The information in lines 1.23 to 1.27 may be provided in an attachment to Appendix 4B.

Relevant Items *AASB 1018* requires the separate disclosure of specific revenues and expenses which are not extraordinary but which are of a size, nature or incidence that disclosure is *relevant* in explaining the financial performance of the reporting entity. The term "relevance" is defined in *AASB 1018*. There is an equivalent requirement in *AASB 1029: Interim Financial Reporting*. For foreign entities, there are similar requirements in other accounting standards accepted by ASX.

16 **Dollars** If reporting is not in A$, all references to $A must be changed to the reporting currency. If reporting is not in thousands of dollars, all references to "000" must be changed to the reporting value.

17. **Discontinuing operations**

Half yearly report

All entities must provide the information required in paragraph 12 for half years beginning on or after 1 July 2001.

Preliminary final report

Entities must either provide a description of any significant activities or events relating to discontinuing operations equivalent to that required by paragraph 7.5 (g) of *AASB 1029: Interim Financial Reporting*, or, the details of discontinuing operations they are required to disclose in their +accounts in accordance with *AASB 1042 Discontinuing Operations*.

In any case the information may be provided as an attachment to this Appendix 4B.

18. **Format**

This form is a Word document but an entity can re-format the document into Excel or similar applications for submission to the Companies Announcements Office in ASX.

+ See chapter 19 for defined terms.

NOTE - SEGMENT REPORTING

Industry Segments

Segment	Telecommunications Services		Vehicle Engine Systems		Eliminations		Consolidated	
	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000	2002 $'000	2001 $'000
SEGMENT REVENUE								
Revenue outside the economic entity	139,249	40,362	5,575	2,197	-	-	144,824	42,559
Inter segment revenue	6	11	-	-		(11)	-	-
Total Revenue							144,824	42,259
SEGMENT RESULT								
Segment operating loss	(37,076)	(40,247)	(5,206)	(12,059)			(42,282)	(52,306)
							-	-
Operating (loss) after income tax							(19,550)	(52,306)
SEGMENT ASSETS								
Net Assets	37,991	114,066	(2,342)	3,648	(387)	(19,926)	35,262	97,788
							35,262	97,788